Exhibit 23.3

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AdaptHealth Corp.:

We consent to the use of our report dated August 19, 2019, with respect to the consolidated balance sheets of AdaptHealth Holdings LLC as of December 31, 2018 and 2017 the related consolidated statements of income (loss), changes in members’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule (collectively, the consolidated financial statements), incorporated by reference herein from the definitive proxy statement on Schedule 14A filed on October 23, 2019 in the prospectus.

Philadelphia, Pennsylvania

January 21, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.